UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

OptiNose, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

68404V100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Theodore H. Kruttschnitt, III
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,631,578(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,631,578(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,631,578(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 7.47%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 6,815,789 shares of common stock and (ii) 1,815,789 warrants to purchase shares of common stock of the Issuer (“Warrants”).

(2)	Calculated based on (i) 113,788,417 shares of common stock, outstanding as of November 23, 2022 as disclosed in the Issuer’s Form 8-K filed November 23, 2022 as increased by (ii) 1,815,789 shares of common stock issuable in connection with the exercise of the 1,815,789 Warrants.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person directly holds 6,815,789 shares of Common Stock and 1,815,789 Warrants, representing 7.47% of the Issuer’s outstanding Common Stock. This percentage of ownership is based on (i) 113,788,417 shares of common stock, outstanding as of November 23, 2022 as disclosed in the Issuer’s Form 8-K filed November 23, 2022 and (ii) 1,815,789 shares of common stock issuable in connection with the exercise of the 1,815,789 Warrants.

The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 18, 2023

/s/ Theodore H. Kruttschnitt, III
Theodore H. Kruttschnitt, III

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